FEDERATED TOTAL RETURN SERIES, INC.

                           Federated Investors Funds

                              5800 Corporate Drive

                      Pittsburgh, Pennsylvania 15237-7000

                                August 14, 2000

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

      RE:  FEDERATED TOTAL RETURN SERIES, INC. (the "Trust")
            Federated Municipal Ultrashort Fund
           1933 Act File No. 33-50773
           1940 ACT FILE NO. 811-7115

Dear Sir or Madam:


     I hereby request the withdrawal of the filing of July 31, 2000 pursuant to Rule 485(a), Post-Effective Amendment No. 25 under the Securities Act of 1933 and Amendment No. 21 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust. The purpose of the filing was to add a new portfolio to the Trust. The accession number of this filing was 0000912763-00-000008.

     I am requesting the withdrawal of the above filing because the new portfolio has been refiled as a portfolio of another series company.

     If you have any questions regarding this filing,  please call Lance Carr at
(412) 288-6929.

                                                Very truly yours,


                                                /s/ C. Grant Anderson
                                                C. Grant Anderson
                                                Assistant Secretary